AMERICAN CAMPUS COMMUNITIES, INC.

12700 Hill Country Boulevard, Suite T-200

Austin, Texas 78738

March 20, 2012

Mr. Daniel L. Gordon, Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: American Campus Communities, Inc. Form 10-K for year ended December 31, 2011 Filed February 28, 2012 File No. 001-32265

Dear Mr. Gordon:

Set forth below is the response of American Campus Communities, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated March 7, 2012 concerning the above-referenced report. In this response, unless the context requires otherwise, the words “we,” “our,” and “us” refer to American Campus Communities, Inc. and its subsidiaries.

For the convenience of the Staff, we have set forth below the Staff’s comment in bold type, and have followed the comment with the Company’s response in regular type.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24; Wholly-Owned Properties Operations, page 27: We note from your disclosure and your correspondence to the SEC dated May 18, 2011 that you view the operations of wholly-owned same store properties as a key performance indicator. In that regard, please disclose in detail how you define same store revenues and operating expenses, including the specific components of each. In addition, please reconcile these measures to the most comparable GAAP measure in accordance with Item 10(e) of Regulation S-K.

The Company respectfully submits that our current definition of wholly-owned same store properties on page 28 of our Form 10-K for the year ended December 31, 2011 states that a property must be operating during both of the years being compared in order to be included in our same store property portfolio. Additionally, pages 27 and 28 of our Form 10-K for the year ended December 31, 2011 include a narrative discussion of the operations of our same store property portfolio, as well as the additional contribution to our operations in the current year from our new property portfolio. However, upon further review of our disclosure and in careful consideration of the Staff’s comment, we have determined that it would be useful to enhance our current disclosure and include more robust definitions of our same store

Securities and Exchange Commission

March 20, 2012

operations, as well as a straightforward tabular presentation of the reconciliation of these measures to our consolidated statements of operations. As such, we respectfully submit that in future filings we will include enhanced disclosures similar to the following:

We define our same store property portfolio as wholly-owned properties that were owned and/or operating for both of the entire periods being compared, and which are not conducting or planning to conduct substantial development or redevelopment activities or are classified as Held for Sale in accordance with generally accepted accounting principles.

Same store revenues are defined as revenues generated from our same store portfolio and consist of rental revenue earned from student leases as well as other income items such as utility income, damages, parking income, summer conference rent, application and administration fees, income from retail tenants, and income earned by one of our taxable REIT subsidiaries (“TRS”) from ancillary activities such as the provision of food services.

Same store operating expenses are defined as operating expenses generated from our same store portfolio and include usual and customary expenses incurred to operate a property such as payroll, maintenance, utilities, marketing, general and administrative costs, insurance, property taxes, and bad debt. Same store operating expenses also include an allocation of payroll and other administrative costs related to corporate management and oversight.

A reconciliation of our same store and new property operations to our consolidated statements of operations is set forth below:

	Year Ended December 31, 2011
	Same Store Properties	New Properties (1)	Total – All Properties (1)
Number of properties	73	27	100
Number of beds	42,743	16,780	59,523

Revenues (2)	$277,034	$73,280	$350,314
Operating expenses	$127,173	$38,374	$165,547

(1)	Does not include 12 properties currently under construction and scheduled to open for occupancy in 2012 and 2013.
(2)	Includes revenues which are reflected as resident services revenue on the accompanying consolidated statements of operations.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

March 20, 2012

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or wish to discuss further the foregoing responses, please do not hesitate to contact the undersigned at (512) 732-1000.

Very truly yours,

/s/ Jonathan A. Graf

Jonathan A. Graf Executive Vice President, Chief Financial Officer, Secretary and Treasurer